Exhibit 19.1

Ascent Industries Co.
Insider Trading & Compliance Policy

1.Introduction
Congress and the Securities and Exchange Commission (the “SEC”) are sensitive to the potential improprieties of corporate insiders and their affiliates trading in the securities of their companies. However, recognizing that it is not practical to prohibit trading by such persons, Congress and the SEC have created a framework of laws and rules, such as Section 16 and Section 10(b) and the rules thereunder, and Rule 144, which allow such trading, but only under rigid parameters. Ascent Industries Co.'s ("Ascent") executive officers, directors and their affiliates must always be mindful of these laws and rules when they contemplate trading in Ascent Securities.
This Insider Trading and Compliance Policy (“Policy”) is being adopted by the Board of Directors to give executive officers and directors of Ascent and their affiliates a general idea of times when they could normally expect to be able to buy or sell Ascent Securities without running afoul of prohibitions on insider trading, and to remind them of their obligations under Section 16 and Rule 144.
As used in this Policy:
•“Ascent Securities” means Ascent common stock or any other debt or equity securities that
Ascent may issue in the future.
•“Ascent Affiliates” means Ascent’s executive officers, directors, their immediate family members, and entities controlled by Ascent’s executive officers and directors.
•“Immediate Family Member” means such person’s spouse, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, mother-in-law, father-in-law, sons-in-law, daughters-in-law, brothers-in-law, and sisters-in-law, and includes adoptive relationships.
2.Prohibition on Ascent Affiliates Trading in Ascent Securities While In Possession of Material Nonpublic Information
It is unlawful for Ascent Affiliates to engage in any transactions in Ascent Securities on the basis of material nonpublic information about Ascent or its securities. A purchase or sale of Ascent Securities will generally be deemed to be “on the basis of” material nonpublic information about Ascent or Ascent Securities if the person making the purchase or sale was aware of the material nonpublic information when the person made the purchase or sale.

Accordingly, Ascent Affiliates must determine that they are not aware of material nonpublic information any time they engage in a transaction in Ascent Securities. There are certain periods of time before Ascent publicly releases information about its operations during which there would usually be a relatively high likelihood that material nonpublic information about Ascent is in existence. Under the circumstances, and subject to the limitations, outlined below, Ascent Affiliates may not engage in transactions in Ascent Securities during these periods of time.
3.Anti-Hedging and Anti-Pledging
Ascent Affiliates are prohibited from engaging in any speculative or hedging transactions in Ascent Securities. Hedging transactions such as puts, calls, collars, swaps, forward sale contracts, and similar arrangements or instruments designed to hedge or offset decreases in the market value of Ascent Securities and pledging Ascent Securities as collateral for a loan are prohibited without the written permission of the Board of Directors.

4.Blackout Periods on Trading
a.Dates of blackout periods
Ascent Affiliates generally may not trade beginning on the day of quarter-end (i.e. March 31, June 30, September 30, and December 31) and ending two full business days after the release of annual or quarterly earnings.

If the Company does not make a public release of earnings for any year end or quarter prior to its filing of an Annual Report on Form 10-K for the year or a Quarterly Report on Form 10-Q for the quarter, the blackout period will not terminate until two business days after filing of the Form 10- K or Form 10-Q, as applicable, with the Securities and Exchange Commission.
b.Notice of blackout periods
Ascent expects all Affiliates to abide by this policy, regardless of whether it provides notice to all Affiliates of the date on which the blackout period will terminate. If any material nonpublic information develops within a blackout period, the Corporate Secretary or other executive designated by the CEO, shall immediately advise all Ascent Affiliates that a blackout remains in effect, or is again in effect, and no further trading may be undertaken until further notice. If any transaction in Ascent Securities is in process at the time of a notification that a blackout period has been instituted, the affected Ascent affiliate shall immediately notify the CEO, or other executive officer designated by him, and seek advice as to how to proceed.

It shall be the responsibility of each Ascent executive officer and director to notify each of his/her affiliates (whether natural persons, corporations, limited liability companies, unincorporated associations, partnerships or other entities) that own Ascent Securities of the opening and closing of the blackout periods.
c.Notice by Ascent Affiliates to the CEO of proposed trade
Any time an Ascent affiliate decides to buy or sell Ascent Securities, even during any period in which no blackout is in effect, he/she should notify the Corporate Secretary, or other executive officer designated by CEO, of his/her intention to do so and further notify the CEO, or other executive officer designated by him/her, when the transaction is complete.
d.Application to affiliates of Ascent Affiliates
This Policy also applies to immediate family members and close associates of directors and executive officers of Ascent because they are often perceived by the public to have access to important confidential information. The public often considers them to be affiliates as well. Even though this assumption may be unjustified in many cases, it is nonetheless important to be mindful of public perception.

e.Emergency Trading
If an emergency arises and an Ascent affiliate needs to sell stock during a blackout period, such a sale may be permissible if there have been no material nonpublic developments since the Company’s last public disclosures. In such case, the Ascent affiliate needs to contact the CEO, or other executive officer designated by him/her, and ask if a trade is permissible. Such transactions should, however, be kept to a minimum and only be permitted in true emergency situations in which the Ascent affiliate has no other viable source of funds.
f.Rule 10b5-1 Plans
Individual Ascent Affiliates are encouraged, but not required, to make use of trading plans or arrangements adopted under the Securities and Exchange Commission’s Rule 10b5-1. Such plans should be submitted to the CEO, or other executive officer designated by him/her, for review in advance of their adoption.

g.No comment policy
If for any reason the CEO, or other executive officer designated by him/her, determines that it is not appropriate for a normally scheduled blackout period to terminate, or determines that an unscheduled blackout period needs to be instituted, Ascent Affiliates shall not make any comment on such fact, or speculate on the reasons therefor, to any person other than another director or the CEO.

h.Other important considerations
As stated above, the Board has adopted this Policy to accommodate Ascent Affiliates by giving them a general idea of times when they could normally expect to be able to buy or sell Ascent Securities without running afoul of prohibitions on insider trading. However, the exact timing for permitting trades cannot be reduced to a science. Ascent Affiliates must at all times be mindful of their fiduciary relationship to shareholders and must be guided by a sense of fairness to the investing public. If an Ascent affiliate is, or the Company is, in possession of material nonpublic information, then the Ascent affiliate must not trade in the Company’s securities. There may be times when an Ascent affiliate is not in fact aware of any nonpublic information about the Company but others within the Company are in possession of such information. Accordingly, it is imperative that Ascent Affiliates contact the CEO, or other executive officer designated by him/her, every time they plan to make a trade.
5.Section 16 Reporting Requirements and Short Swing Trading Prohibition
Ascent Affiliates who are subject to Section 16 reporting and short swing trading provisions must also make sure that they comply with the provisions of these sections whenever they engage in transactions in Ascent Securities. In particular, such persons must be sure that they have had no matchable opposite-way transactions in the past six months and that they file a Form 4 within two business days of the trade date (except where the filing period may be extended in connection with a Rule 10b5-1 Plan). The Corporate Secretary will assist with Section 16 filings but, in order to assure timely compliance, it is imperative that he/she be given advance notice (preferably at least a week) of anticipated transactions.

6.Rule 144 Requirements
With certain limited exceptions, to avoid being deemed underwriters with respect to Ascent Securities,
Ascent Affiliates are required to effect transactions in Ascent Securities pursuant to Rule 144.
Rule 144 requires:
•Current public information about Ascent must be available - in this case, Ascent must be current in its filings pursuant to the Securities Exchange Act of 1934;
•If the securities are “restricted securities,” i.e., not acquired in a public offering, they must have been held for a period of at least one year (shares issued upon exercise of options under Ascent’s stock option plans are restricted securities because issuance of the shares has not been registered under the Securities Act of 1933);
•The amount of securities that may be sold by a shareholder pursuant to Rule 144 in any three month period may not exceed the greater of: (a) one percent of the outstanding shares of Ascent; or (b) the average reported weekly trading volume of Ascent stock during the four calendar weeks immediately preceding the sale - since trading volume in Ascent stock is relatively low, the 1% limitation is most likely to apply;
•The securities must be sold in “broker's transactions” or in transactions directly with a “market maker,” and the person selling the securities may not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make any payment in connection with the offer or sale of the securities to any person other than the broker who executes the order to sell the securities; and
•If more than 500 shares or $10,000 worth of shares is sold in reliance on Rule 144 in any three month period, three copies of a notice of sale on Form 144 must be filed with the Securities and Exchange Commission concurrently with placing the order to sell or execution of the sale directly with a market maker.
7.Transactions Between Ascent Affiliates
If an emergency arises and an Ascent affiliate needs to sell stock during a blackout period, but there have been material nonpublic developments since the Company’s last public disclosures, it may be permissible for the Ascent affiliate to sell Ascent Securities in a private transaction to another Ascent affiliate who is also in possession of such information. Such transactions should, however, be limited to Ascent directors and executive officers or entities wholly-owned by such persons. Under certain circumstances, such a sale could be affected without complying with the requirements of Rule 144, though it would still be necessary to comply with the Section 16 reporting requirements and short swing trading prohibitions. If such a need arises, and it appears that the transaction could be effected between two Ascent Affiliates, the CEO, or other executive officer designated by him/her, and legal counsel should be contacted for advice on whether and how to proceed.
8.Designation of Another Executive Officer to Perform Functions of CEO
The CEO may designate another executive officer or officers to carry out the responsibilities of the CEO under this Policy. The CEO shall notify Ascent directors and executive officers of the designation of any such executive officer.